EXHIBIT 99.1

	FOR:	Consolidated Graphics, Inc.

	CONTACT:	G. Christopher Colville
Executive Vice President/
Chief Financial Officer
Consolidated Graphics, Inc.
(713) 787-0977
For Immediate Release
Christine Mohrmann/Eric Boyriven
Financial Dynamics
(212) 850-5600

CONSOLIDATED GRAPHICS REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

- Record Revenue of $191 Million -

-  Operating Margins Improve for Sixth Consecutive Quarter -

- Diluted Earnings Per Share of $.53 -

HOUSTON, TEXAS - October 27, 2004 - Consolidated Graphics, Inc. (NYSE: CGX) today announced results for its second quarter ended September 30, 2004.

Revenue for the September quarter was $191.1 million, up 5% compared to $181.5 million in the June quarter and up 9% compared to $174.6 million a year ago.  Net income for the September quarter was $7.6 million, or $.53 per diluted share, representing increases of 11% and 10% compared to the June quarter’s net income of $6.8 million and $.48 per diluted share.  Compared to the September quarter a year ago, net income increased 59% and diluted earnings per share increased 56%.  Overall, September quarter revenues were at a record level for Consolidated Graphics, and operating margins improved for the sixth consecutive quarter.

For the six months ended September 30, 2004, total sales were $372.7 million, up 9% compared to $340.5 million for the comparable period a year ago.  Net income for the first six months of this year was $14.4 million, or $1.01 per diluted share, up 73% and 66% compared to last year’s $8.3 million and $.61 per diluted share.

 “This quarter’s results clearly exemplify the strength and breadth of our business model,” commented Joe R. Davis, Chairman and Chief Executive Officer.  “All of the elements of our business strategy measurably contributed in the quarter.  Of the total increase in revenues from the year-ago quarter, our acquisition program contributed 3% and our internal growth strategy contributed 6%, which includes revenue from election related printing of 3%.  I am especially pleased we were able to

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leverage this revenue growth into further improvement in operating margins.”

Mr. Davis continued, “Going forward, we intend to further capitalize on these same growth strategies.  We are evaluating various acquisition opportunities in accordance with our disciplined approach to acquisitions.  Our multi-faceted strategy to generating internal growth consists of further developing national sales and cross-selling activity, capturing market opportunities and capitalizing on further improvement in economic and industry conditions.  At the same time, we remain very committed to controlling costs and operating as efficiently as possible.”

Mr. Davis concluded, “Our strong balance sheet and market-leading position give us confidence in achieving long-term growth in sales and profits.  In the near term, while our recent performance trends have been positive, continued improvement in economic and industry conditions is an important factor in our ability to sustain our momentum.  In the upcoming December quarter, we expect to generate revenue of $194 million and earnings per diluted share of $.54.”

Consolidated Graphics will host a conference call today, October 27, 2004, at 11 a.m. Eastern Time, to discuss its second quarter 2005 results.  The conference call will be simultaneously broadcast live over the Internet.  Listeners may access the live Web cast at the Company’s homepage, www.consolidatedgraphics.com.

  Consolidated Graphics, Inc. is one of the nation’s leading commercial sheetfed, web and digital printing companies.  Through its network of printing companies in 25 states, the Company produces high-quality customized printed materials for a broad customer base that includes many of the most recognized companies in the country.  Consolidated Graphics also offers an extensive and growing range of digital and Internet-based services and solutions marketed through CGXSolutions.  Consolidated Graphics is focused on adding value to its operating companies by providing financial and operational strengths, management support and technological advantages associated with a national organization. For more information, visit the Company’s Web site at http://www.consolidatedgraphics.com.

This press release contains forward-looking statements, which involve known and unknown risks, uncertainties or other factors that could cause actual results to materially differ from the results, performance or other expectations implied by these forward-looking statements.  Consolidated Graphics’ expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, as well as other factors detailed in Consolidated Graphics’ filings with the Securities and Exchange Commission.  The forward-looking statements, assumptions and factors stated or referred to in this press release are based on information available to Consolidated Graphics today.  Consolidated Graphics expressly disclaims any duty to provide updates to these forward-looking statements, assumptions and other factors after the day of this release to reflect the occurrence of events or circumstances or changes in expectations.

(Table to follow)

CONSOLIDATED GRAPHICS, INC.

Consolidated Income Statement

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Sales	$191,129	$174,624	$372,658	$340,453
Cost of Sales	144,019	133,244	280,676	260,012
Gross Profit	47,110	41,380	91,982	80,441
Selling Expenses	19,705	18,530	39,226	36,690
General and Administrative Expenses	13,808	13,284	26,656	26,467
Operating Income	13,597	9,566	26,100	17,284
Interest Expense, net	1,389	1,762	2,796	3,730

Income before Taxes	12,208	7,804	23,304	13,554
Income Taxes	4,639	3,044	8,911	5,229
Net Income	$7,569	$4,760	$14,393	$8,325

Earnings Per Share
Basic	$.56	$.36	$1.06	$.62
Diluted	$.53	$.34	$1.01	$.61

Weighted Average Shares Outstanding
Basic	13,618	13,406	13,601	13,378
Diluted	14,222	13,799	14,189	13,685